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January 13, 2009

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

By Fax: 202-772-9368
Original follows by mail

Dear Ms. Nguyen Parker:

Re:	Banro Corporation Amendment No. 1 to Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007 Filed September 2, 2008 File No. 1-32399

On behalf of our client, Banro Corporation ("Banro"), a corporation incorporated under the laws of the Province of Ontario, we respond as follows to your letter of December 29, 2008 ("SEC Comment Letter") We have set forth Banro's responses to each of the comments included in the SEC Comment Letter below.

Amendment No. 1 to Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007

Changes in Internal Controls Over Financial Reporting, page 3

1.    We note your disclosure that management concluded that material weaknesses existed in your internal control over financial reporting as of December 31, 2007. Please revise your disclosure to state, if true, that as a result of such material weaknesses, your management concluded that your internal control over financial reporting was not effective as of December 31, 2007. See General Instruction B(6)(c)(3) of Form 40-F.

January 13, 2009

MANAGEMENT'S RESPONSE:

As a result of the material weaknesses, Banro concluded that the internal control over financial reporting was not effective as of December 31, 2007. Banro has revised the disclosure in Amendment No. 1 to Form 40-F as included in our response below.

2.    In connection with management's identification of material weaknesses in internal control over financial reporting, we note your disclosure that you have begun to take and implement remedial measures to remedy the material weaknesses. Please expand your disclosure to describe the "appropriate procedures to remediate" the material weaknesses that you were in the process of developing as of the filing of your annual report. In addition, please disclose the anticipated timeline for completing all remedial measures and quantify the anticipated cost of such measures.

MANAGEMENT'S RESPONSE:

Banro revised the disclosure as it was in Amendment No. 1 to Form 40-F and has filed Amendment No. 2 to Form 40-F (the "Amendment") attached as Exhibit 1 containing the following disclosure:

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a result of the material weaknesses relating to internal control over financial reporting, the Company's management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007.

As of April 18, 2008, the Company began to take and implement the following remediation steps to remedy the material weaknesses and enhance the internal control over financial reporting and entity-level controls:

  1.
  We will implement a system whereby we retain the outside services of a professional accounting firm; experts in the field of internal controls to assess and re-engineer the control environment so as to compensate for the inherent segregation of duties (as it relates to the preparation of the financial statements and notes) issue due to limited resources. In addition, the Company will retain the outside services of a professional accounting firm with US GAAP expertise to compensate for limited resources inside the Company with respect to reconciliation between Canadian and U.S. GAAP.

  2.
  We will emphasize enhancement of the segregation of duties based on the limited resources we have and, where practical, we will continue to assess the cost versus benefits of additional resources that would mitigate the situation.

  3.
  The Company is in the process of developing appropriate procedures to remediate each of the material weaknesses identified in management's assessment of internal controls as of December 31, 2007. Such procedure will include the following actions:

  •
  hire additional senior staff to remediate weaknesses with respect to segregation of duties;

  •
  improve and implement Company's written policies with respect to senior management and Audit Committee's oversight role in the process of identifying and assessing risks related to internal control over financial reporting;

  •
  undertake an assessment of all key business cycles, including purchases, payments and payables, payroll, fixed assets, investments, equity, taxes and financial statements closing;

January 13, 2009

    •
    enhance the documentation of the key risks and control matrices and enhance control matrices if necessary. In particular revise policies and procedures regarding end-user computing, including control over the access to, and to completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process;

    •
    undertake operational testing of all key controls for the third quarter and the fourth quarter of 2008 to ensure that corrective measures are working effectively.

By implementing these remedial measures, management intends to improve the Company's internal control over financial reporting and to avoid material misstatements in consolidated financial statements prepared for external purposes, in the future. The Company's management is working and will continue to work under the supervision of the Audit Committee to identify and implement additional corrective actions, where required, to improve the effectiveness of our internal control over financial reporting, including the enhancement of systems and procedures.

The Company estimates that the cost of the remediation has not been and will not be a material amount and that the remediation efforts will be completed before the filing of the December 31, 2008 fiscal year Annual Report on Form 40-F.

The Company's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

***

In addition, though not reflected in the Amendment, as of January 13, 2009, Banro has advised us that as of January 13, 2008, it has taken the following actions to remediate the material weaknesses:

  •
  Banro has hired additional senior staff to remediate weaknesses with respect to segregation of duties;

January 13, 2009

  •
  Banro has retained an external consulting firm to act as an advisor for Banro's internal control over financial reporting project;

  •
  Banro has completed a review of company-level controls and identified enhancements to corporate policies and procedures;

  •
  Banro has performed an assessment of its general controls with focus on collection of data and transfer into the accounting system;

  •
  Banro has completed an assessment of all key business cycles, including purchases, payments and payables, payroll, fixed assets, investments, equity, taxes and financial statements closing;

  •
  Banro has documented key risks and control matrices and enhanced control matrices to remediate weaknesses identified as existing at December 31, 2007;

  •
  Banro has completed an operational testing of all key controls for the third quarter of 2008; and

  •
  Banro has begun operational testing for the fourth quarter of 2008 which is expected to be completed by January 31, 2009.

Closing Comments

        On behalf of Banro, we hereby confirm to the Staff Banro's acknowledgment of the following:

            •    Banro is responsible for the adequacy and accuracy of the disclosure in the filings;

            •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            •    Banro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                *                *                 *                *                *

        We believe that the Amendment responds completely to all of the issues raised in the SEC Comment Letter. Should you have any questions regarding this letter or the Amendment, please feel free to contact me at (206) 903-8815.

January 13, 2009

Yours truly,

/s/ Christopher J. Barry

Christopher J. Barry

cc: Michael Prinsloo, Chief Executive Office, Banro

 Exhibit 1

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  Exhibit 1